THE STUDIO ZONE, INC.
20313 93rd Avenue
Langley, B.C. V1M 2M7
Canada
(604) 513-8681

October 25, 2005

SECURITIES AND EXCHANGE COMMISSION
450 5th Street NW
Washington, D.C., 20549

RE:  THE STUDIO ZONE
FILE #. 333-129180

To Whom It May Concern:

The Studio Zone, Inc, a Nevada corporation (the "Registrant"), hereby submits the following delaying amendment (pursuant to Form Del Am) for the Registrant's SB-2 Registration Statement, SEC file number 333-129180:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to  delay its effective date until the Registrant shall file a further amendment which specifically states that this  Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities  Act of 1933 or until the Registration Statement shall become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

Thank you for your cooperation in this matter.

Sincerely,

/s/ Lynn Wahl
Ms. Lynn Wahl
Chief Executive Officer
The Studio Zone, Inc.